October 10, 2024

Tie (James) Li
Chief Executive Officer
Nature's Miracle Holding Inc.
3281 E. Guasti Road, Suite 175
Ontario, CA 91761

       Re: Nature's Miracle Holding Inc.
           Registration Statement on Form S-1
           Filed October 3, 2024
           File No. 333-282487
Dear Tie (James) Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David B. Manno, Esq.